Exhibit 99.1
Hydrogenics Acknowledges Founder Pierre Rivard’s
Contributions as Executive Chair Steps Down
MISSISSAUGA, ONTARIO — August 10, 2007 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading designer and manufacturer of hydrogen and fuel cell systems, announced today that its founder and Executive Chair, Pierre Rivard, effective Sept 1st, has accepted a new opportunity in the clean technology field and will be stepping down from his position with Hydrogenics. Rivard was one of three founders of Hydrogenics in 1995 and held the position of President and CEO until December 2006.
“On behalf of all Hydrogenics employees, I thank Pierre for all his years of leadership and service to the company, bringing it from the start-up company that is was twelve years ago, to where it is today with an outstanding record of technology and product achievements — not only inside our walls at Hydrogenics, but as witnessed through numerous hydrogen and fuel cell demonstrations and deployments around the world. In this way and others, he has been a widely-recognized global industry leader, so in reality, I know I am thanking him on behalf of a much larger group,” said Daryl Wilson, current President and CEO of Hydrogenics. “Personally, it has been my privilege over the last eight months to have gained great insight into this industry with Pierre’s support, and I am very grateful that this transition of leadership has been so positive for both of us. Pierre’s entrepreneurial talents are taking him to a new beginning where again he will pursue his passion for clean energy technology, specifically in the field of wind energy. Hydrogenics wishes him every success.”
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.

For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com

Media Contact:
Jane Dalziel, Director of Corporate Communications
Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics“ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.